Linktone Comments on Results of MonsterMob Shareholder Meeting
—Company Will Not Pursue Making an Offer for UK-based Mobile Services Company, Following
Shareholder Approval of LaNetro Zed Proposal—

SHANGHAI, China, February 26, 2007 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment products and services to consumers in China, announced today that it will not make an offer to acquire MonsterMob Group Plc following the results of MonsterMob’s shareholder meeting held on Friday, February 23.

As previously announced last week, Linktone was contemplating a formal offer of approximately $77.8 million to acquire all of the outstanding equity of the UK-based wireless services company if MonsterMob’s shareholders rejected a pending offer from LaNetro Zed to acquire a 52.6% interest for approximately $66.8 million. On Friday, a majority of MonsterMob’s shareholders accepted the Zed offer.

Chairwoman of Linktone, Elaine LaRoche commented, “While Linktone believes that the combination of our business with that of MonsterMob made good strategic sense and had the potential to provide economic value to shareholders on both sides, we respect the decision made by MonsterMob’s shareholders on Friday.”

“The Board of Linktone continues to consider all opportunities to enhance shareholder value. While our core business in wireless value-added services in China continues to grow, we continue to explore opportunities to extend our footprint in to new markets in China and if an appropriate opportunity arises, abroad,” continued Ms. LaRoche.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com